

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 30, 2018

Nadir Ali
Chief Executive Officer
Sysorex, Inc. (f/k/a Inpixon USA)
2355 Dulles Corner Boulevard, Suite 600
Herndon, VA 20171

   Re: Sysorex, Inc. (f/k/a Inpixon USA)
     Amendment No. 2 to Registration Statement on Form 10
     Filed August 13, 2018
     File No. 000-55924

Dear Mr. Ali:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Sincerely,

              Division of Corporation Finance
              Office of Information Technologies
              and Services

cc: Melanie Figueroa, Esq.